UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Intraware, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

46118M 10 3

(CUSIP Number)

Michael J. Sullivan, Esq.

Howard Rice Nemerovski Canady Falk & Rabkin,

A Professional Corporation

3 Embarcadero Center, 7th Floor

San Francisco, CA 94111

(415) 434-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46118M 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Digital River, Inc. 41-1901640

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.1%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the Common Stock, $0.0001 par value per share, of Intraware, Inc. (“Intraware”).  The name and address of the principal executive offices of the issuer of such securities are Intraware, Inc., 25 Orinda Way, Orinda, California 94563.

Item 2.	Identity and Background
(a), (b) and (c):

Digital River, Inc. (“Digital River”), 9625 West 76th Street, Eden Prairie, Minnesota 55344, a Delaware corporation, is a provider of comprehensive e-commerce outsourcing solutions. Information is provided below with respect to persons who are executive officers and directors of Digital River.

Joel A. Ronning, Chief Executive Officer, Chairman and Director of Digital River, 9625 West 76th Street, Eden Prairie, Minnesota 55344.
Thomas M. Donnelly, Chief Financial Officer of Digital River, 9625 West 76th Street, Eden Prairie, Minnesota 55344.
Perry W. Steiner, Director of Digital River, Managing Director of Arlington Capital Partners, c/o Digital River, Inc., 9625 West 76th Street, Eden Prairie, Minnesota 55344.
J. Paul Thorin, Director of Digital River, Vice President and General Counsel of ArrayComm, Inc., c/o Digital River, Inc., 9625 West 76th Street, Eden Prairie, Minnesota 55344.
Thomas F. Madison, Director of Digital River, President and Chief Executive Officer of MLM Partners, c/o Digital River, Inc., 9625 West 76th Street, Eden Prairie, Minnesota 55344.
William J. Lansing, Director of Digital River, Chief Executive Officer of ValueVision Media, Inc., c/o Digital River, Inc., 9625 West 76th Street, Eden Prairie, Minnesota 55344.
Frederic M. Seegal, Director of Digital River, Managing Executive of Stephens Financial Group, c/o Digital River, Inc., 9625 West 76th Street, Eden Prairie, Minnesota 55344.

(d)                     To the knowledge of Digital River, during the last five years, neither Digital River nor any of the persons listed above has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)                     To the knowledge of Digital River, during the last five years, neither Digital River nor any of the persons listed above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the individuals referred to above are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On November 9, 2005, Digital River and Intraware entered into a Series B Preferred Stock Purchase Agreement (“Purchase Agreement”), whereby Digital River acquired 1,000 shares of Series B Preferred Stock of Intraware for $6,000.00 per share for an aggregate of $6,000,000, which payment was made in cash.  The Series B Preferred Stock  is convertible into 1,000,000 shares of Common Stock of Intraware.

Item 4.	Purpose of Transaction

Digital River has acquired the shares of Intraware Series B Preferred Stock solely for investment purposes.  In connection with the Purchase Agreement, Digital River and Intraware entered into a Standstill and Stock Restriction Agreement (“Standstill Agreement”) which provides that Digital River may not acquire more than fifteen percent (15%) of the outstanding voting securities of Intraware, except under certain circumstances as provided in the Standstill Agreement.  Pursuant to the Purchase Agreement and the related Investor Rights Agreement dated November 9, 2005 between Digital River and Intraware (the “Investor Rights Agreement”), Digital River has the right to  designate a representative to serve as a director on Intraware’s Board of Directors.  This right takes effect after the execution of a strategic alliance agreement between Digital River and Intraware and continues as long as Digital River holds ten percent (10%) or more of the outstanding Intraware voting securities. Except as set forth above, Digital River presently does not have any definitive plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D, but may, at any time and from time to time, review, reconsider and discuss with Intraware or others its position with respect to Intraware which could thereafter result in the adoption of such plans or proposals.

Item 5.	Interest in Securities of the Issuer

(a)                     Digital River is the beneficial owner of 1,000 shares of Series B Preferred Stock of Intraware, which on an as-converted basis represents approximately 14.1% of the outstanding Common Stock of Intraware.  To the knowledge of Digital River, no other person named in Item 2 beneficially owns any Intraware securities.

(b) Digital River has the sole power to vote and the sole power to dispose of all shares of Intraware Common Stock beneficially owned by it.
(c) Other than the transaction set forth in Item 3 above, neither Digital River nor the persons named in Item 2 effected a transaction in the Common Stock of Intraware during the past 60 days.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Investor Rights Agreement, Intraware has provided Digital River with certain demand and piggyback registration rights as stated in that agreement.  The Investor Rights Agreement further provides that Intraware shall use its reasonable efforts to nominate the Digital River designee to the Board of Directors of Intraware.  The right to nominate a designee to the Board of Directors takes effect after the execution of a strategic alliance agreement between Digital River and Intraware  and so long as Digital River holds at least ten percent (10%) or more of the outstanding voting securities of

Intraware.  Pursuant to the Standstill Agreement, Digital River may not acquire more than fifteen percent (15%) of the outstanding voting securities of Intraware, except under certain circumstances as provided in the Standstill Agreement.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 – Form of Series B Preferred Stock Purchase Agreement
Exhibit 2 – Form of Series B Certificate of Designations
Exhibit 3 – Form of Standstill and Stock Restriction Agreement
Exhibit 4 – Form of Investor Rights Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2005

DIGITAL RIVER, INC.

By:	/s/ Thomas M. Donnelly
Thomas M. Donnelly
Chief Financial Officer